Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PHOENIX MEDIA INVESTMENT (HOLDINGS) LIMITED

鳳 凰 衛 視 投 資 ( 控 股 ) 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 02008)

DISCLOSEABLE TRANSACTION
ACQUISITION OF INTEREST IN
BEIJING YITIAN XINDONG NETWORK TECHNOLOGY CO., LTD.

THE ACQUISITIONS

On 1 March 2019, the Purchaser (an indirect non wholly-owned subsidiary of the Company) entered into the Share Purchase Agreement with (amongst others) Vendor II, pursuant to which the Purchaser agreed to acquire from Vendor II 25.5% of the equity interest in the Target Company, i.e. the Present Sale Shares, at a consideration of RMB 144,100,000 (equivalent to approximately HK$167,429,790), i.e. the Present Acquisition.

Together with the Initial Sale Shares in the Initial Acquisition, the Purchaser will hold an aggregate of 51% of the equity interest in the Target Company upon completion.

LISTING RULES IMPLICATIONS

The applicable percentage ratios as defined under the Listing Rules in respect of the transactions contemplated under the Initial Acquisition or the Present Acquisition, on a standalone basis, are less than 5%. However, as both the Initial Acquisition and the Present Acquisition involve the acquisition of equity interest in the Target Company by the Purchaser within a 12-month period, they are aggregated pursuant to Rule 14.22 of the Listing Rules. As the highest applicable percentage ratio upon aggregation is more than 5% but less than 25%, the Acquisitions and the transactions contemplated thereunder constitute a discloseable transaction of the Company pursuant to Chapter 14 of the Listing Rules and are subject to the reporting and announcement requirements thereunder.

SP AND OPTION AGREEMENT AND THE INITIAL ACQUISITION

On 18 December 2018, the Purchaser (an indirect non wholly-owned subsidiary of the Company, as purchaser and option grantee) entered into the SP and Option Agreement with Vendor I (as vendor) and Vendor II (as purchaser and option grantor). The principal terms of the SP and Option Agreement and the transactions contemplated thereunder are set out below:

Date

18 December 2018 (as modified by a supplemental agreement dated 27 December 2018)

Parties

(1)                                      the Purchaser (as purchaser and option grantee);

(2)                                      Vendor I (as vendor);

(3)                                      Vendor II (as purchaser and option grantor)

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Vendor I and Vendor II and their ultimate beneficial owners are Independent Third Parties.

Subject Matter and Consideration

Pursuant to the SP and Option Agreement:

(i)                                          Vendor I (as vendor) conditionally agreed to sell and the Purchaser (as purchaser) conditionally agreed to acquire the Initial Sale Shares, representing 25.5% of the equity interest in the Target Company, at a consideration of RMB 144,100,000 (equivalent to approximately HK$167,429,790);

(ii)                                       Vendor I (as vendor) conditionally agreed to sell and Vendor II (as purchaser) conditionally agreed to acquire the Present Sale Shares, representing 25.5% of the equity interest in the Target Company, at a consideration of RMB 144,100,000 (equivalent to approximately HK$167,429,790); and

(iii)                                    Vendor II (as grantor) agreed to grant a call option (at nil premium) to the Purchaser (as grantee) to acquire at the latter’s sole discretion the Present Sale Shares at a consideration of RMB 144,100,000 (equivalent to approximately HK$167,429,790) (the “Call Option”).

(the transactions contemplated under subparagraphs (i) and (iii) above are collectively referred to as the “Initial Acquisition”)

The purchase price payable by the Purchaser to Vendor I under subparagraph (i) above, the purchase price payable by Vendor II to Vendor I under subparagraph (ii) above; and the purchase price payable from the Purchaser to Vendor II under subparagraph (iii) above, are subject to certain price adjustment mechanism based on the operating and financial performance of the Target Company in 2019 and 2020. For details, please refer to the paragraph “Performance Target Undertakings and Price Adjustment in the SPAs” in the section of “THE SHARE PURCHASE AGREEMENT AND THE PRESENT ACQUISITION” below.

Payment Terms

The payment of consideration under the SP and Option Agreement shall be made as follows by the Purchaser to Vendor I:

(i)                                     Within one (1) business day after the Initial Sale Shares Completion Date (as defined below), an amount of RMB73,000,000 (equivalent to approximately HK$84,818,700) to the designated bank account of Vendor I;

(ii)                                  On the expiry of 180 days from the Initial Sale Shares Completion Date and upon receipt of Bank Guarantee I from Vendor I, an amount of RMB54,400,000 (equivalent to approximately HK$63,207,360) to the designated bank account of Vendor I;

(iii)                               On the expiry of 180 days from the Initial Sale Shares Completion Date and upon receipt of Bank Guarantee I from Vendor I, an amount of RMB 16,700,000 (equivalent to approximately HK$19,403,730) (the “Security Fund”) to the account jointly managed by the Purchaser and the Target Company’s management team.

Conditions Precedent

The completion of the SP and Option Agreement are subject to certain conditions precedent, which amongst other customary conditions such as the necessary approvals, include the deposit of RMB14,200,000 (approximately equivalent to HK$16,498,980) by Vendor I into the designated bank account of the Purchaser (the “Security Deposit I”) as security deposit for securing its payment obligations under the Performance Target Undertakings (as defined below).

Entrust of Voting Rights by Vendor II

Pursuant to the SP and Option Agreement, Vendor II granted the Purchaser a power of attorney irrevocably authorising the Purchaser to exercise its rights to appoint a director to the Target Company and the rights to vote as a shareholder and director of the Target Company as given to Vendor II with respect to its shareholdings in the Target Company, in the articles of association of the Target Company as well as other agreements until the exercise of the Call Option by the Purchaser.

Completion

The completion of the SP and Option Agreement, as modified by a supplemental agreement dated 27 December 2018 for varying certain terms and conditions, took place on 28 December 2018 when all the conditions precedent were either satisfied or waived (the “Initial Sale Shares Completion Date”).

Since then, the Purchaser and Vendor II has been respectively interested in 25.5%, whereas Vendor I remained interested in 49% of the equity interest in the Target Company. As Vendor II had entrusted the voting rights in respect to its shareholding in the Target Company to the Purchaser, the Target Company has been consolidated as an indirect non-wholly owned subsidiary of the Company upon completion of the SP and Option Agreement.

Performance Target Undertakings

Vendor I provided certain undertakings for the performance of the Target Company to the Purchaser under the SP and Option Agreement. For details, please refer to the paragraph “Performance Target Undertakings and Price Adjustment in the SPAs” in the section of “THE SHARE PURCHASE AGREEMENT AND THE PRESENT ACQUISITION” below.

THE SHARE PURCHASE AGREEMENT AND THE PRESENT ACQUISITION

On 1 March 2019, the Purchaser exercised the Call Option and for this purpose, the Purchaser, Vendor I, Vendor II and the Target Company entered into the Share Purchase Agreement. The principal terms of the Share Purchase Agreement and the transactions contemplated thereunder are set out below:

Date

1 March 2019

Parties

(1)                                      the Purchaser (as purchaser);

(2)                                      Vendor I;

(3)                                      Target Company;

(4)                                      Vendor II (as vendor)

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Vendor I, Vendor II, Target Company and their ultimate beneficial owners are Independent Third Parties.

Subject Matter and Consideration

Pursuant to the Share Purchase Agreement, Vendor II (as vendor) conditionally agreed to sell and the Purchaser (as purchaser) conditionally agreed to acquire the Present Sale Shares for a consideration of RMB 144,100,000 (equivalent to approximately HK$167,429,790), subject to certain price adjustment mechanism based on the operating and financial performance of the Target Company in 2019 and 2020. For details, please refer to the paragraph “Performance Target Undertakings and Price Adjustment in the SPAs” below.

Payment Terms

The total consideration of RMB 144,100,000 (equivalent to approximately HK$167,429,790) (subject to price adjustment) under the Share Purchase Agreement payable by the Purchaser to Vendor II shall be paid within two (2) business days after the Present Sale Shares Completion Date (as defined below) in one lump sum.

Conditions Precedent

The completion of the Share Purchase Agreement are subject to certain conditions precedent, which amongst other customary conditions such as necessary approvals, include the deposit of RMB85,300,000 (approximately equivalent to HK$99,110,070) by Vendor II into the designated account of the Purchaser (the “Security Deposit II”) or Bank Guarantee II provided by Vendor I for securing their payment obligations under the Performance Target Undertakings (as defined below).

Completion

The completion of the Share Purchase Agreement shall take place on the date when all the conditions precedent of the Share Purchase Agreement are either satisfied or waived (the “Present Sale Shares Completion Date”).

Upon completion of the Share Purchase Agreement, the Purchaser will hold an aggregate of 51%, whereas Vendor I will remain interested in 49% of the equity interest in the Target Company.

Performance Target Undertakings and Price Adjustment in the SPAs

Vendor I, as the existing shareholder of Target Company and vendor, provided certain undertakings (the “Performance Target Undertakings”) on the operating and financial performance of the Target Company to the Purchaser under the SPAs. Those include (i) daily active users target; (ii) exclusive network broadcasting rights target; (iii) revenue target; and (iv) net profit target (collectively the “Performance Targets”).

Should the Target Company fail to meet any of its Performance Targets in either 2019 or 2020, the Target Company shall be revaluated at RMB230,400,000 (equivalent to approximately HK$267,701,760) and the total consideration of the Initial Sale Shares and the Present Sale Shares shall respectively be adjusted to RMB58,800,000 (equivalent to approximately HK$68,319,720) and the Purchaser shall get back the price difference under the SPAs from Vendor I and/or Vendor II, as applicable.

INFORMATION ON THE TARGET COMPANY, VENDOR I AND VENDOR II

Target Company

The Target Company is incorporated in the PRC with limited liability and having a registered capital of RMB45,000,000. It is principally engaged in online literature business, online information services, provision of online music and entertainment products, game products, animation products, exhibition and competition activities for online cultural products and electronic bulletin services operation. It owns and operates Tadu, a mobile application and online literature platform in the PRC.

Set out below is the unaudited financial information of the Target Company:

	For the year ended		For 11 months ended 30 November 2018 RMB’000
	31 December 2016 RMB’000	31 December 2017 RMB’000
Revenue	75,292	105,835	131,653
Profit/(Loss) before tax	(15,648)	560	(10,936)
Profit/(Loss) after tax	(15,648)	560	(10,936)
Net Asset Value	(57,235)	(56,674)	(67,609)

Vendor I

Vendor I is a limited liability company incorporated in the PRC. It is principally engaged in the purchase and sale and the provision of technical services of telecommunication products, domestic trading and import and export business, etc.

Vendor II

Vendor II is a limited liability company incorporated in the PRC. It is principally engaged in the technical development and sale of electronic products, provision of information consultation services and domestic trading, etc.

BASIS OF DETERMINING THE CONSIDERATION

The consideration for the Initial Sale Shares as well as the Present Sale Shares was determined after arm’s length negotiation between the parties with reference and in proportion to the valuation of the Target Company. The Target Company is presently valuated at RMB565,000,000 (equivalent to approximately HK$656,473,500). This was estimated based on the estimated revenue of the Target Company in 2018 multiplied by a factor with reference to factors applied for the valuation of companies in the same industry. As the present valuation of the Target Company and in turn the consideration for the Initial Sale Shares and the Present Sale Shares was determined based on the estimated revenue of the Target Company, the latter is subject to certain price adjustment mechanism based on the Performance Targets as aforesaid.

The Group will fund the consideration under the SPAs by internal resources.

REASONS FOR THE INITIAL ACQUISITION AND THE ACQUISITION

The Target Company owns the mobile application Tadu, which is one of the leading online reading applications in China that currently serves more than 1 million daily active users. Upon completion of the Acquisitions, the Group will obtain control over the Target Company. It is expected the synergy between Tadu and FanYue, an online platform currently owned by PNM will enable PNM to further expand their user base, and strengthen their capabilities in intellectual properties developments. The cooperation with the Target Company will allow PNM to accelerate the progress of their content strategy and optimize their revenue structure.

The Directors are of the view that the terms of the SPAs are fair and reasonable, and the transactions contemplated thereunder are on normal commercial terms and in the interests of the Company and the Shareholders as a whole after taking into account the reasons and benefits as stated above.

IMPLICATIONS UNDER THE LISTING RULES

The applicable percentage ratios as defined under the Listing Rules in respect of the transactions contemplated under the Initial Acquisition or the Present Acquisition, on a standalone basis, are less than 5%. However, as both the Initial Acquisition and the Present Acquisition involve the acquisition of equity interest in the Target Company by the Purchaser within a 12-month period, the Acquisitions are aggregated pursuant to Rule 14.22 of the Listing Rules.

As the highest applicable percentage ratio upon aggregation is more than 5% but less than 25%, the Acquisitions and the transactions contemplated thereunder constitute a discloseable transaction of the Company pursuant to Chapter 14 of the Listing Rules and are subject to the reporting and announcement requirements thereunder.

INFORMATION OF THE GROUP

The Group is a satellite television operator and, through its subsidiaries, is a leading satellite television operator broadcasting in the PRC as well as worldwide. Apart from satellite television broadcasting, the Group now has a diversified business portfolio covering internet media, outdoor media, animated comics, games, digital technologies, creative cultural, cloud technology services, education, exhibitions and other fields.

PNM and the Purchaser are non-wholly owned subsidiaries of the Group engaging in the internet media businesses primarily in the PRC.

DEFINITIONS

In this announcement, the following expressions have the meaning set out below unless the context requires otherwise:

“Acquisitions”	collectively the Initial Acquisition and the Present Acquisition

“Bank Guarantee I”

a bank guarantee provided by Vendor I to the Purchaser in the value of RMB54,400,000 (equivalent to approximately HK$63,207,360) in the form and manner specified in the SP and Option Agreement for securing Vendor I’s payment obligations under the Performance Targets Undertaking.

“Bank Guarantee II”

a bank guarantee provided by Vendor I to the Purchaser in the value of RMB85,300,000 (equivalent to approximately HK$99,110,070) in the form and manner specified in the Share Purchase Agreement for securing Vendor I’s payment obligations under the Performance Targets Undertaking.

“Board”	the board of directors of the Company

“Company”	Phoenix Media Investment (Holdings) Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Parties”	third parties independent of the Company and its connected person defined under the Listing Rules

“Initial Sale Shares”	25.5% equity interest in the Target Company acquired by the Purchaser from Vendor I under the SP and Option Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PNM”

Phoenix New Media Limited, a company incorporated in the Cayman Islands with limited liability, an indirect non-wholly-owned subsidiary of the Company whose shares are listed by way of American depositary shares on the New York Stock Exchange in the United States

“Present Acquisition”	the acquisition of the Present Sale Shares by the Purchaser from Vendor II pursuant to the Share Purchase Agreement

“PRC”	People’s Republic of China, which for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region of the People’s Republic of China, and Taiwan

“Present Sale Shares”

25.5% equity interest in the Target Company acquired by Vendor II from Vendor I under the SP and Option Agreement, and the subject matter to be acquired by the Purchaser from Vendor II under the Share Purchase Agreement

“Purchaser”	Beijing Chenhuan Technology Co., Ltd.* (北京尘寰科技有限公司), a company incorporated in the PRC with limited liability and an indirect non-wholly owned subsidiary of PNM and the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Share Purchase Agreement”

the share transfer agreement dated 1 March 2019 entered into between the Purchaser, Vendor I, the Target Company and Vendor II in relation to exercise of the Call Option by the Purchaser and the purchase of the Present Sale Shares by the Purchaser from Vendor II

“Shareholder(s)”	holder(s) of the share(s) of the Company

“SPAs”	collectively the SP and Option Agreement and the Share Purchase Agreement

“SP and Option Agreement”

the equity purchase and call option agreement dated 18 December 2018 entered between Vendor I, the Purchaser and Vendor II in relation to the Initial Acquisition and the Call Option, as supplemented by a supplemental agreement dated 27 December 2018

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Company”	Beijing Yitian Xindong Network Technology Co., Ltd.* (北京易天新动网络科技有限公司), a limited liability company established in the PRC

“Vendor I”

Tianyin Telecommunication Co. Ltd.* (天音通信有限公司), a company incorporated in the PRC with limited liability and a shareholder of 49% equity interest in the Target Company as at the date of this announcement

“Vendor II”	Bingruixin Technology Co., Ltd.* (深圳市秉瑞信科技有限公司), a company incorporated win the PRC with limited liability

“%”	per cent

* For identification purpose only

For the purpose of this announcement, the exchange rate of RMB1 to HK$1.1619 has been adopted. No representation is made as to whether any amount in RMB or HK$ can or could have been converted at the relevant dates at the above rates or any other rates at all.

By Order of the Board
Phoenix Media Investment (Holdings) Limited
LIU Changle
Chairman

Hong Kong, 1 March 2019

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors

Mr. LIU Changle (Chairman)(also an alternate director to Mr. CHUI Keung), Mr. CHUI Keung (also an alternate director to Mr. LIU Changle) and Mr. WANG Ji Yan (also an alternate director to Mr. LIU Changle and Mr. CHUI Keung)

Non-executive Directors

Mr. JIAN Qin, Mr. XIA Bing, Mr. GONG Jianzhong and Mr. SUN Yanjun

Independent Non-executive Directors

Mr. LEUNG Hok Lim, Mr. Thaddeus Thomas BECZAK, Mr. FANG Fenglei and Mr. HE Di

Alternate Director

Mr. LAU Wai Kei, Ricky (an alternate director to Mr. SUN Yanjun